UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(AMENDMENT NO. 3)

ONYX PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class of Securities) 683399 10 9 (CUSIP Number)

Margaret M. Foran
Secretary
Warner-Lambert Company
235 East 42nd Street
New York, NY 10591
(212) 573-2323
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2001 (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(e), 13d-1(f) or 13d-1(g), check the following box     (  ).

CUSIP NO. 683399 10 9                                    13D

______________________________________________________________________________

1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               WARNER-LAMBERT COMPANY (I.R.S. EMPLOYER IDENTIFICATION NUMBER
               22-1598912)
_____________________________________________________________________
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           NOT APPLICABLE
               (a)______
               (b)______

_____________________________________________________________________
 3.      SEC USE ONLY

_____________________________________________________________________
4.     SOURCE OF FUNDS
        WC

_____________________________________________________________________
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO  ITEM 2(d)   or  2(e)                                                                          (  )

_____________________________________________________________________
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

                        _________________________________________________________
                                   7. SOLE VOTING POWER
                                                - 1,398,079 -
NUMBER OF  _________________________________________________________
 SHARES                    8. SHARED VOTING POWER
BENEFICIALLY                        0
 OWNED BY      _______________________________________________________
       EACH                   9. SOLE DISPOSITIVE POWER
 REPORTING                            - 1,398,079 -
   PERSON         _______________________________________________________
       WITH                   10. SHARED DISPOSITIVE POWER
                                               0

_____________________________________________________________________

 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     - 1,398,079 -
_____________________________________________________________________

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES    (  )

                                      NOT APPLICABLE
_____________________________________________________________________

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            - 7.8% - (Based on 17,947,054 shares of common stock outstanding as of
            November 14, 2000)
_____________________________________________________________________
14.          TYPE OF REPORTING PERSON
               CO

     This Amendment No. 3 to the Statement on Schedule13D filed by
Warner-Lambert Company, a Delaware corporation ("Purchaser"), on May 9, 1996, as amended on July 1, 1997 and February 28, 2000 (the
"Schedule 13D"), relates to the common stock, par value $.001 per share (the
"Common Stock"), of Onyx Pharmaceuticals, Inc., a Delaware corporation
("Issuer"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

_______________________________________________________________________________

ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 to the Schedule 13D is amended by adding the following:

     Purchaser was acquired by Pfizer Inc. on June 19, 2000. The address of Purchaser's principal business is 235 East 42nd Street, New York, NY 10017.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Purchaser obtained the $5 million used to purchase the shares of Common Stock pursuant to the Issuer's exercise of the Second Put Right   (as defined in the Stock Put and Purchase Agreement)  from its working capital.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

                See Items 7-11 and Item 13 of the cover page hereto.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2001	WARNER-LAMBERT COMPANY By: /s/ MARGARET M. FORAN Name: Margaret M. Foran Title: Secretary